
SHAPE
ACCELERATOR

INVEST IN **SHAPEACCELERATOR USA LLC**

Science-Backed Skincare for Visible Results

shapeaccelerator.com St. Petersburg, FL Ecommerce Consumer Goods Health & Fitness

Highlights

1. Award-Winning Formula: Winner of the 2024 Global Excellence Award out of 300,000 participants.
2. $255B Market: Targeting a booming global weight-loss market growing at 9.7% CAGR.
3. Explosive Sales Growth: 500% increase in 2024, with even greater growth projected.
4. Clinically Tested: Reduced waist by an average of 1.34″ and abdomen by 1.61″ in just 8 weeks.
5. Global Recognition: Winner of the 2024 Best Product of the Year', showcasing excellence and impact.
6. Nationwide Visibility: Campaigns on CNN, OWN,... with Times Square billboards featuring Forbes Riley
7. Made in the USA: Developed domestically for quality and trust.

Featured Investors

Jupiter Capital

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Invested $500,000

Specialties: startups, turnaround, venture capital, operations, execution, advisory, and strategy

Ronnie Veen, Investment Manager

“The survivors of tomorrow are companies that offer proven products in a growing market with a down to earth internal organization and a vision that lasts.”



Robert Stortenbeker

Syndicate Lead

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Invested $200,000

A self-made man who has earned a distinguished position in the salmon and trout fishing industry. A successful family-owned company, Rob is celebrated for his entrepreneurial spirit, deep industry expertise, and steadfast commitment to excellence.

“I am thrilled to announce my role as the lead investor in Shapeaccelerator, a groundbreaking company that is redefining its industry. This decision was an easy one to make, as Shapeaccelerator’s innovative products have proven to be not just great but truly transformative. The market potential for Shapeaccelerator is enormous, offering a unique opportunity to tap into a sector poised for exponential growth. With such a vast and enthusiastic customer base, the possibilities for expansion are limitless. The company’s ability to create high-quality products ensures not only satisfied customers but also a direct pathway to strong and sustainable profits. Investing in Shapeaccelerator is more than just a financial opportunity—it’s a chance to be part of a dynamic and forward-thinking movement. The exceptional return on investment speaks volumes about the solid foundation and future trajectory of this company. Good products lead to good profits, and Shapeaccelerator exemplifies this principle. Looking ahead, the growth potential is extraordinary. The vision, strategy, and execution of the Shapeaccelerator team position the company for success, creating exciting prospects for investors and stakeholders alike. This is the kind of journey that makes investing truly rewarding—not just in terms of financial returns, but also in contributing to a project that has a positive impact on the market and the world. So, my advice to you is simple: don’t hesitate. Shapeaccelerator is on the brink of something incredible. Join us, be a part of this exciting adventure, and let’s enjoy this journey together.”

Our Team



Etienne Hendrickx Chairman

Founder & CEO of ShapeAccelerator | Founder of MosquitNo BV



Rowland Hanson GM of Communications

Branded Microsoft Windows



Kobe Daems Managing Director



Frans van Hapert Chief Commercial Officer



Jerome Kennard Marketing Director

ShapeAccelerator: Award-Winning, Science-Backed Innovation Redefining Fat Loss and Skincare

The Problem

Burning fat effectively remains one of the biggest global health challenges. Over 2 **billion adults worldwide** are overweight or obese, contributing to skyrocketing health risks and medical costs. Traditional solutions—diets, gym routines, and supplements—often fall short due to inefficacy or lack of long-term adherence. Millions of consumers are left underserved and still searching for solutions that work.



<20%
20%-<25%
25%-<30%
30%-<35%
35%-<40%
40%-<45%
45%-<50%
50%+
Insufficient data*

In 2023, more than 2 in 3 adults in all U.S. states and territories had obesity. Source: Behavioral Risk Factor Surveillance System

The Solution

Shape Accelerator is revolutionizing the fat-loss and skincare industry with a **science-backed breakthrough**. Our proprietary technology leverages a **natural extract from mustard sprouts** to transform white fat cells into fat-burning brown cells. This innovative process, combined with **capsaicin**, delivers **visible fat reduction, cellulite improvement**, and **enhanced skin health**—backed by clinical results.

Why ShapeAccelerator Works

- **Natural & Safe**: A non-invasive, easy-to-use cream that targets multiple levels of fat loss and skin health.
- **Scientifically Proven Results**: Clinical studies confirm the effectiveness of Shape Accelerator in promoting a more contoured appearance and improving skin texture.

<u>Key Clinical Findings</u>

Waist & Abdomen Reduction

In an eight-week study, participants applied ShapeAccelerator Cream to their waist and abdomen areas twice daily, leading to **measurable improvements**:

- **Waist**:
- Reduced by **0.87 inches** after 4 weeks.
- Reduced by **1.34 inches** after 8 weeks.
- **Abdomen**:
- Reduced by **1.26 inches** after 4 weeks.
- Reduced by **1.61 inches** after 8 weeks.


Reduction of the Waist Girth
2% Shape Accelerator
Waist girth in Inch
36
35
34
33
- 0.87 Inch*
- 1.3 Inch*
Initial conditions
After 4 weeks
After 8 weeks
*p<0.0001 versus initial conditions


Reduction of the Abdomen Girth
2% Shape Accelerator
Abdomen girth in Inch
39
38
37
36
- 1.3 Inch*
- 1.6 Inch*
Initial conditions
After 4 weeks
After 8 weeks
*p<0.0001 versus initial conditions

Clinical Trial Results: Significant reduction in waist and abdomen girth after 4 and 8 weeks of consistent use, demonstrating the proven efficacy of Shape Accelerator.

Supporting Skin Health

Cellulite impacts millions of people, leading to a dimpled skin appearance caused by changes in the skin's structure. In another eight-week study, participants applied ShapeAccelerator Cream to one thigh while using a placebo on the other. The findings revealed significant improvements in skin texture:

Improved Skin Texture:

- **16.6% improvement** after 4 weeks.
- **18.2% improvement** after 8 weeks.

Even Skin Tone: Shape Accelerator reduces the appearance of space between skin layers, creating a smoother, more even texture.


Reduction of the Dermis-Hypodermis Junction
Placebo
2 % Shape Accelerator
20
15
10
5
0
-16.6 %*
-18.2 %*
Decrease of the DHJD compared to initial conditions in %
After 4 weeks
After 8 weeks
*p<0.0055 versus initial conditions

Clinical Study on Skin Health: ShapeAccelerator Cream improves skin texture by 16.6% in 4 weeks and 18.2% in 8 weeks, reducing the appearance of cellulite and creating a smoother, even skin tone.

Our Proprietary Technology

Recent research into fat cells has unveiled surprising properties of white and brown adipocytes. While white cells store fat, brown cells burn it for heat. ShapeAccelerator leverages these discoveries with an **ethanol extract of mustard sprouts**, scientifically shown to induce browning of fat cells in the skin. This revolutionary “browning” process enables natural, effective fat burning, transforming how people approach body care.


White adipose tissue
Food
Food
Fat droplet
Mitochondrion
UCP1
Heat
$CO_2 + H_2O$
White adipocyte
Brown-like adipocyte


Increase of Cutaneous Blood Microcirculation
Placebo
2 % Shapeaccelerator
Increase in blood flow compared to initial conditions in %
400
350
300
250
200
150
100
50
0
-50
0
15
30
45
60
75
Time in min
**
***
***
***
***


SHAPE
ACCELERATOR

Market Opportunity

The **global weight-loss and fitness industry** is valued at $255 billion and growing at a CAGR of 9.7%. ShapeAccelerator is uniquely positioned to cater to tech-savvy, health-conscious consumers seeking **premium, effective solutions**.

- **U.S. Market Potential**: The weight-loss market in the United States alone is valued at **$72.6 billion**, with **2/3 of adults overweight** and **1/3 classified as obese.**
- **Serviceable Obtainable Market**: Capturing just **0.01% of the U.S. addressable market** equates to a revenue opportunity of approximately **$70 million annually**.

- **Skin Health Focus**: Cellulite impacts millions, creating significant demand for solutions targeting both fat loss and skin texture improvement.



Market Opportunity
Weight loss products & services Global Market size
$402B
CAGR 9.7%
$255B
2021
2026
United States Market
$72.6B
Serviceable Addressable Market
Annual Medical Cost of Obesity in the U.S. 2019
$173B
0.01% of SAM
~$70M
Serviceable Obtainable Market
2/3rd of the Adult population in the U.S. is overweight
1/3rd of U.S. Adults are Obese

Key Achievements to Date

- **Award-Winning Innovation**: Winner of the **Forttuna Global Excellence Award 2024** for Product of the Year, chosen from over **300,000 participants worldwide**, highlighting the exceptional quality and impact of our product.

- **Proven Efficacy**: Clinical studies confirm a **1.34-inch reduction in waist size**, a **1.61-inch reduction in abdomen size**, and an **18.2% improvement in skin texture** after 8 weeks.

- **Meta Ads Success**: Within just two weeks of launching our Meta ads campaign, we achieved a **1.7 ROAS**, showcasing strong demand and scalability even during the testing phase.

- **Nationwide Forbes Riley Campaign**: A massive U.S. campaign featuring **Forbes Riley** is live across **OWN, CNN, TruTV, HGTV, Bravo,** and more. The campaign also includes a high-visibility **Times Square billboard**, driving unparalleled exposure and brand awareness for ShapeAccelerator.
- **Customer Loyalty Building**: Within just two weeks of advertising, **10% of our customers have already subscribed** to recurring purchases on our platform, demonstrating strong early adoption and the potential for sustained revenue growth.
- **Media Recognition**: Our innovation is being recognized by leading newspapers and journals, including the **Los Angeles Tribune**, which called ShapeAccelerator "*a beacon of hope for those seeking to reduce fat and enhance their body shape without succumbing to the harsh realities of surgical interventions or ineffective remedies.*" (Read more)
- **Major Campaigns Combined**: Together, these initiatives represent just the **tip of the iceberg** for ShapeAccelerator's growth potential, with even greater opportunities to scale.





Shape Accelerator ft. Forbes Riley Campaign


FORBES RILEY
Nasdaq

Shape Accelerator ft. Forbes Riley Campaign Times Square

Vision for the Future

Shape Accelerator is on a mission to redefine fat loss and skin health. Our roadmap for sustainable growth includes:

- **2025**: Together with our lab technicians and scientists, we are continuously enhancing our product to stay on the cutting edge of technology and scientific research. This ensures that upcoming batches deliver even better results, keeping ShapeAccelerator at the forefront of innovation.
- **2026**: Expand into **5 additional international markets**, focusing on Europe and Asia, to establish a strong global presence.
- **2027**: Achieve an **additional $25M in annual revenue**, driven by subscription models, increased market penetration, and a loyal customer base.


TARGET MARKET
Canada
US
EU
Middle East
China
JAPAN & KOREA
COMMONWEALTH COUNTRIES
BRAZIL
AUSTRALIA
SHORT-TERM TARGETS
MID-TERM TARGETS
LONG-TERM TARGETS

The Team

- **Rowland Hanson, GM of Communications**: Former VP at Microsoft and marketing strategist behind the global launch of Windows.
- **Etienne Hendrickx, CEO**: Serial entrepreneur with 30+ years of experience in operational excellence.
- **Kobe Daems, Managing Director**: MBA graduate with a background in International Business and AI-driven innovation.
- **Frans van Hapert, CCO**: Expert in building strategic partnerships and driving international business growth.
- **Jerome Kennard, Marketing Director**: Expert in scaling wellness and beauty brands to 7-8 figures through digital marketing.

Our Team - Talent and Collaboration Drive Our Success...



Etienne Hendrickx - Founder/CEO
Etienne is a serial entrepreneur with >30 years experience in various industries. Under his motto everything is possible he likes so see the succes built by using the strength of each member of the team



Kobe Daems - Managing Director
Kobe brings a fresh approach to entrepreneurship and innovation. With a background in International Business and experience as a Business Consultant, he is passionate about challenging the status quo and believes that age is no barrier to making an impact. Guided by his vision and the power of collaboration, Kobe sees the strength in every team member and values critical thinking in all aspects of business.



Frans van Hapert - CCO
As part of the Shape Accelerator team, Frans brings a wealth of international business experience to our company. Having worked for startups, scale-ups, and Fortune 500 firms, Frans focus will be on building long-term strategic partnerships with sales and distribution partners to accelerate our global growth.



Rowland Hanson - Communications
Rowland is a branding expert and CEO of The HMC Company. As Microsoft's former Vice President of Corporate Communications, he led the global launch of 'Windows' and shaped their branding strategy. Previously, he was Vice President of Worldwide Marketing at Neutrogena. He also serves as a trustee of the Emeritus Board and holds an MBA from the Wharton School of Business.



Jerome Kennard - Marketing Director
Jerome has been responsible for leading marketing and business development efforts of various CPG eCommerce brands in the wellness/beauty space; increasing their sales volume to over 7-8 figures by leveraging social ad channels. He specializes in digital marketing, utilizing influencers, direct-response performance ads, and retention to capture audiences. His modus operandi is to capture and convert attention, increasing customer satisfaction and lifetime value, and building a brand that ultimately helps it's customers and delivers real value to them.

Why WeFunder?

We are raising **$124,000** to:

- **30%**: Fund next-gen R&D for enhanced ShapeAccelerator technology.
- **40%**: Expand national and global marketing efforts.
- **30%**: Scale production to meet growing demand.

This funding will enable ShapeAccelerator to capitalize on its momentum and capture significant market share.

Join ShapeAccelerator in reshaping lives. Your investment will help us scale faster, innovate further, and redefine wellness and beauty and profit from a growing indusrty.

This is your opportunity to invest in a high-potential, high-impact company. **Shape the future with us today.**

Visit our <u>website</u> for more info!


SHAPE
ACCELERATOR
SHAPE
ACCELERATOR
SHAPE
ACCELERATOR
Bring back the beauty in your body...

Downloads

Shapeaccelerator Company Presentation 2025.pdf.pdf